Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of National Holdings Corporation (the "Company") on Form S-8 for the National Holdings Corporation 2013 Omnibus Incentive Plan and Nonqualified Inducement Stock Option Grant to be filed on or about May 30, 2019 of our report dated December 22, 2017, on our audits of the consolidated balance sheet as of September 30, 2017 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 2017.

/s/ EisnerAmper LLP

New York, New York

May 30, 2019